TEMPLETON GLOBAL INCOME FUND ("GIM")

A PRESENTATION TO
INSTITUTIONAL SHAREHOLDER SERVICES INC.

APRIL 16, 2021

Saba | Capital



Saba Capital

As the largest shareholder in GIM, Saba's interests are aligned with all shareholders.

GIM's performance has been substantially worse than its benchmark and peer group.

Saba's slate of nominees are qualified and independent.

Total Shareholder Return

     Peer Group Rankings

     Performance vs. Benchmark

The Incumbent Board's Plan

     How "Focused" Have they been on the Fund?

     The Incumbent Board's Plan

The Incumbent Directors

Saba's Nominees

Why Change is Warranted

Saba Capital

Annualized Total Returns

Returns for periods less than one year are cumulative rather than annualized

As of 3/31/2021
Category: Morningstar US CEF Global Income



Saba | Capital

QUARTER END As of 03/31/2021	YTD	1 YR	3 YR	5 YR	10 YR
NAV(%)	-3.84	-5.15	-8.12	0.93	12.23
Market Price (%)	-2.45	2.81	-2.13	4.60	1.74
JP Morgan Global Government Bond Index (%)	-5.65	0.37	6.66	10.78	19.61



QUARTER END
As of 03/31/2021

■ NAV (%)

■ Market Price (%)

■ JP Morgan Global Government Bond Index (%)

Saba Capital

Despite averaging an annual total return of 0.17% over 10 Years, the Board never thought to ask the manager why it wouldn't buy back a single share with their discount as wide as -32.8%. Was it because they thought the manager was going to do better then a guaranteed 32.8% return with their investments?! Or was it because no one was paying attention?

Year	Max Discount	Shares Repurchased
2013	-7.8%	0
2014	-11.5%	0
2015	-17.2%	0
2016	-15.0%	0
2017	-13.1%	0
2018	-15.1%	0
2019	-14.3%	0
2020	-32.8%	0

AVERAGE ANNUAL TOTAL RETURNS[1, 2, 3] ⓘ

As of 03/31/2021

QUARTER END As of 03/31/2021	1 YR	3 YR	5 YR	10 YR
■ Market Price (%)	2.81	-0.72	0.90	0.17

Objectives of High Current Income and Capital Preservation





	2010	2020
Value of 3,500 Shares	$37,450	$19,250
Regular Dividends Paid on 3,500 Shares	$1,848	$769

Board Too "Focused" to Attend Shareholder Meetings

Saba Capital

The board members of GIM have not attended a single annual shareholder meeting in the last decade.

- No Trustees attended the Fund's last annual meeting held on May 28, 2020
- No Trustees attended the Fund's last annual meeting held on May 30, 2019
- No Trustees attended the Fund's last annual meeting held on May 30, 2018
- No Trustees attended the Fund's last annual meeting held on March 1, 2017
- No Trustees attended the Fund's last annual meeting held on March 1, 2016
- No Trustees attended the Fund's last annual meeting held on March 2, 2015
- No Trustees attended the Fund's last annual meeting held on February 28, 2014
- No Trustees attended the Fund's last annual meeting held on March 1, 2013
- No Trustees attended the Fund's last annual meeting held on March 2, 2012
- No Trustees attended the Fund's last annual meeting held on February 25, 2011
- No Trustees attended the Fund's last annual meeting held on February 26, 2010

Saba | Capital

The Incumbent Board's "Plan"

On March 10th, weeks after Saba's preliminary proxy filing, the Board announced their plan for the Fund. It contained three primary components:

1. Tender Offer Measurement Period
2. Managed Distribution Plan
3. Use of Leverage

What credit does the Board deserve from simply suggesting to shareholders a modified version of a proposal submitted by Saba months before? On one hand, they are quick to debase the intentions and concerns of Saba and on the other hand they support a proposal clearly originated from the very one Saba submitted. Or is the Board attempting to have us believe this proposal was borne from their attention to the fund and original ideas?

Proposal Submitted by Saba on **December 29, 2020**

"RESOLVED, consistent with rights granted by Article VIII Section 1 of the By-Laws of the Fund, the By-Laws should be amended to add the following provision as Section 11 to Article VII:

"Section 11. Share Discount. If, following the initial public offering of the Trust's Shares, the Trust's Shares are trading, on the principal securities exchange where listed, at a discount to the Shares' net asset value ("NAV"), the Board of Trustees may consider taking various actions designed to eliminate the discount, including periodic repurchases, tenders for shares or converting the Trust to an open-end investment company. If in any calendar year, starting with the calendar year ended December 31, 2020, **the average daily discount to NAV at which the Shares traded was greater than 8%,** the Trust will **commence a tender offer to purchase 20%** of its outstanding Shares, which tender offer shall commence during the fourth quarter of the following calendar year and close no later than December 31 of such calendar quarter, and the tender shall be at a price equal to 99.5% of NAV per Share on the expiration date of the tender offer, unless the Board obtains shareholder approval by the affirmative "vote of a majority of the outstanding voting securities" (as defined herein) of the Trust at the annual meeting or a special meeting of shareholders to cancel the required tender offer or determines that the tender offer would cause a violation of state or federal law.'"

Plan Submitted by the Board on **March 10th, 2021**

In an effort to address the Fund's discount, the Board of the Fund has established a three month measurement period for evaluating the discount of the market value of the Fund's shares from their NAV. The Measurement Period will begin on August 1, 2021 and end on October 31, 2021. **If the Fund's shares have traded at an average discount from NAV of 8%** or more during the Measurement Period (based on the closing price of every trading day during the Measurement Period), then the Board will, as soon as reasonably practicable, but no later than the end of 2021, **commence a tender offer for up to 20% of the Fund's outstanding shares.**

Has Templeton made it clear to shareholders, by simply increasing the disruption, the investors will very likely suffer a corresponding drop in the value of their shares? Or are they trying to trick investors by taking something out of one pocket and putting it in their other? That this new distribution would likely come from "return of capital" and not actual "income" doesn't even make the disclaimer of their mailing to shareholders.

GIM Proxy Mailing 04/12/2021

❖   **How much income will I receive from the Fund each month?**

The per share amount of the monthly distribution you will receive under the Managed Distribution Plan will vary based on the net asset value of the Fund. For example, a shareholder who holds 3,500 shares of the Fund will receive approximately $132 from the Fund in the month of April. Assuming that per share amount, if you add up that distribution over the course of a year, shareholders who hold 3,500 shares of the Fund will receive a distribution of approximately $1,583 just by holding their Fund shares (this represents a 106% increase over the distribution paid for the last 12 months!)



Saba | Capital

"The Board has instructed the Fund's management to consider employing one or more forms of leverage"

In Saba's view, only a Board with little to no relevant financial experience could possibly think that the proper direction for a volatile and chronically underperforming fund such as this one is to increase the usage of leverage.

3 Year Sharpe Ratio
-.17



Michael Hasenstab's flagship has lost 80% of its assets since peak

Templeton Global Bond Fund assets ($bn)

Source: Bloomberg
© FT

The Incumbents Have Zero Portfolio Management Experience

Saba Capital

The Templeton Global Income Fund (GIM) has woefully underperformed, in Saba's view, due to a combination of lack of Board oversight and poor portfolio management.

The incumbents, however, have no experience in the trading, evaluation, or risk management of the assets managed by the Fund, or in any portfolio management for that matter.

They therefore cannot, in Saba's view, properly evaluate how to chart a new course towards maximizing the Fund's assets and value. Experience in bureaucracy as serving as a director will be of no help to a fund in desperate need of expert trading and portfolio management.

Harris J. Ashton – Retail Executive
Ann Torre Bates – CFO/Treasurer
Dabid W. Niemiec - Banker
Robert E. Wade – Attorney

What this Fund needs are directors who understand investing and can serve as a sounding board to the investment advisor, not more over boarded *professional directors*.

Saba's Nominees Offer a Wealth of Relevant Portfolio Management and Risk Evaluation

Aditya Bindal

Mr. Bindal has served as Managing Director and Chief Risk Officer at Saba Capital, an investment advisor focused on credit and equity relative value strategies, since October 2018. Previously, Mr. Bindal served as Chief Risk Officer at Water Island Capital, an event-driven investment firm with over $2.5 billion in AUM where he was responsible for firm wide risk management, as well as developing quantitative research, from September 2015 to September 2018. Prior to joining Water Island, Mr. Bindal worked as Senior Risk Manager for Eton Park Capital Management, an investment management firm, from July 2008 to September 2015. His primary responsibilities included managing risks for credit and derivative portfolios, devising scenario analysis for complex strategies and providing capital market perspectives to senior management. Mr. Bindal began his career in 2005 at The Bear Stearns Companies, Inc. (formerly NYSE: BSC), a global investment bank, securities trading and brokerage firm, as a risk associate and subsequently traded credit derivatives for the proprietary desk. Mr. Bindal has served as a member of the board of trustees of Voya Prime Rate Trust (NYSE: PPR), a diversified closed-end management investment company, since July 2020.

Mr. Bindal received a Ph.D. in Chemical Engineering from Rutgers University, Masters from Purdue University and a B.Tech from Indian Institute of Technology, Kharagpur in India.

Paul Kazarian

Mr. Kazarian has served as Managing Director, Closed-End Fund Portfolio Manager at Saba Capital, an investment advisor focused on credit and equity relative value strategies, since March 2013, and is responsible for Exchange Traded products, including ETF arb and Closed-End Funds. Prior to that, Mr. Kazarian worked at RBC Capital Markets, LLC, an investment banking and management company and subsidiary of the Royal Bank of Canada (NYSE: RY), where he served as a Director in its Global Arbitrage and Trading Group, from 2007 to March 2013. Prior to that, Mr. Kazarian served at Merrill Lynch, Pierce, Fenner & Smith Incorporated, an investment banking and management company, where he served as a technology analyst, from 2006 to 2007.

Mr. Kazarian received his Bachelor of Arts in Political Science from Bates College

Pierre Weinstein

Mr. Weinstein has served as Partner and Portfolio Manager at Saba Capital, an investment advisor focused on credit and equity relative value strategies, since launch in April 2009. Previously, Mr. Weinstein served as a Portfolio Manager at Saba Principal Strategies, the proprietary credit trading group at Deutsche Bank, from January 2005 to March 2009, where he managed the equity derivatives and international convertible bond strategies. Mr. Weinstein started his investment career at Société Générale in Paris in 1998 as an equity derivatives market maker and had various roles until 2004, including as Vice President and also as a convertible bond proprietary trader in New York.

Mr. Weinstein holds a Ms in Engineering from École Centrale Lyon and a Ms in Finance from École HEC in Paris.

Frederic Gabriel

Mr. Gabriel spent more than 15 successful years in investment banking, working at some of the highest ranked and most competitive banks at the time, including Lehman Brothers, Merrill Lynch, Credit Suisse, and most recently, JP Morgan Chase & Co. (NYSE: JPM), where he served as an Executive Director from July 2007 until June 2014. Mr. Gabriel has traded across the three major financial cities: London, Hong Kong and New York. Prior to his investment banking career, Mr. Gabriel served 13 months in the French Air Force as a Reserve Officer. Mr. Gabriel has served as Founder and Chief Executive Officer of Orion Realty NYC LLC, a real estate brokerage firm where he focuses on real estate investment opportunities in the United States and specifically, the New York Tri-State area, since June 2014

Mr. Gabriel holds a degree in engineering from ENSAM/Paris Tech (Arts et Métiers) and an MS in International Finance from HEC in Paris.

Saba's Nominees are Best in Class in Portfolio and Risk Management

CEFS US Equity | Settings | Comparative Returns

Range 03/21/2017 - 03/30/2021 Period Daily No. of Period 1470 Day(s) Table

	Security	Currency	Price Change	Total Return	Difference	Annual Eq
1)	CEFS US Equity	USD	5.08%	48.83%	50.53%	10.38%
2)	GIM US Equity	USD	-19.76%	-1.70%	--	-.42%
3)	YYY US Equity	USD	-12.00%	27.80%	29.50%	6.28%
4)	IBOXHY Index	USD	24.70%	24.70%	26.40%	5.63%
5)	SPBDALB Index	USD	-.83%	-.83%	.87%	-.21%
6)						

1M 3M 6M YTD 1Y 2Y 3Y 5Y 10Y


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Hedge Fund Awards

AltCredit
FUND INTELLIGENCE
US PERFORMANCE AWARDS
2020
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Multi-strategy credit fund
Saba Capital Partners
Saba Capital Management

HFM
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Credit over $1bln
Saba Capital Partners
Saba Capital Management, L.P.

Risk
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Hedge fund of the year
Saba Capital

Saba | Capital

Name and Address of Beneficial Ownership	Amount and Nature of Beneficial Ownership	Percent of Outstanding Shares
Saba Capital Management, L.P.	24,565,016*	18.31%
405 Lexington Avenue		
58th Floor		
New York, NY 10174		

Independent Trustees:

Name of Trustee	Dollar Range of Equity Securities in the Fund[1]
Harris J. Ashton	$1—$10,000
Ann Torre Bates	$10,001—$50,000
Mary C. Choksi	None
Edith E. Holiday	$1—$10,000
J. Michael Luttig	None
David W. Niemiec	None
Larry D. Thompson	$1—$10,000
Constantine D. Tseretopoulos	None
Robert E. Wade	None

Interested Trustees:

Name of Trustee	Dollar Range of Equity Securities in the Fund[1]
Rupert H. Johnson, Jr.	None
Gregory E. Johnson	None

Name of Trustee	Aggregate Compensation from the Fund[1]	Total Compensation from Franklin Templeton Fund Complex[2]	Number of Boards within Franklin Templeton Fund Complex on which Trustee Serves[3]
Harris J. Ashton	$16,521	$640,000	36
Ann Torre Bates[4]	$16,876	$682,563	15
Mary C. Choksi	$16,410	$680,000	36
Edith E. Holiday	$17,241	$770,000	36
J. Michael Luttig	$16,876	$708,000	36
David W. Niemiec	$17,125	$621,437	15
Larry D. Thompson	$16,410	$680,000	36
Constantine D. Tseretopoulos	$16,876	$307,100	12
Robert E. Wade[4]	$16,410	$577,000	15

Saba's Nominees as a Sounding Board

The trailing 5y and 10y performance of the fund, in our opinion, doesn't reflect the true potential going forward.

Below are some of the constructive ideas we have to enhance shareholder returns:

Over the years, Saba Capital's nominees have been very involved in investments related to Argentina, and have experience that may benefit the fund. In our opinion, some of the external bonds and credit default swaps do offer very attractive risk adjusted return.

The Templeton Global Income fund expanded its use of currency options in December of 2020, as a way to "express macroeconomic and market views". This strategy has not been successful so far and given the small sizes of currency option contracts we are concerned about the associated execution costs.

The fund's short-term investments are too high (32.2% as per Dec 2020 report). Given that the fund has a goal of producing income, investing almost third of the fund in bills/money-market instruments is not, in our view, a good use of shareholder money. We understand that some of the cash requirement could be driven by counterparties as the fund is selling options and we therefore encourage the manager to look at option strategy + short-term investments in composite to see if the combined investment better meets the yield target.

During the calendar year 2020, the fund realized net loss of $45mm on the interest rate swap contracts, after losing -$12.8mm in 2019. It is therefore clear to us that a robust risk/reward evaluation and review of the investment process is warranted to ensure that shareholder money is properly stewarded.

Saba | Capital

Why Change is Warranted

GIM's investment performance has for years substantially unperformed both its benchmark and peer group.

The persistent discount of GIM and the outflows from it's opened-end peer should have left the Board concerned for shareholders of the Fund and taking action.

The Board, however, did nothing. Not until Saba engaged the Fund in a proxy contest did the incumbents appear to display an ounce of concern for the ongoing of GIM.

This is because, in Saba's view, they are simply high paid professional directors with no skin in the game. We don't believe they have any more concern for the performance of this Fund than they did before, and are rather simply looking to protect their Board seats.

On the other hand Saba's nominees are passionately committed to improving the performance of this fund.

The Saba nominees are eager to fulfill their fiduciary obligation to all shareholders, and the three nominees employed by Saba Capital would forgo any compensation associated with their directorship.

This Fund is desperately in need of a shakeup in the board room and a critical evaluation aimed at righting past wrongs and charting a prosperous path forward.

LEGEND

Saba Capital Management, L.P. ("Saba Capital"), Boaz R. Weinstein, Aditya Bindal, Paul Kazarian, Pierre Weinstein and Frederic Gabriel (collectively, the "Participants") have filed with the Securities and Exchange Commission (the "SEC") a definitive proxy statement and accompanying form of proxy to be used in connection with the solicitation of proxies from the shareholders of Templeton Global Income Fund (the "Fund"). All shareholders of the Fund are advised to read the definitive proxy statement and other documents related to the solicitation of proxies by the Participants as they contain important information, including additional information related to the Participants. The definitive proxy statement and an accompanying proxy card is being furnished to some or all of the Fund's shareholders and will be, along with other relevant documents, available at no charge on the SEC website at http://www.sec.gov/.

Information about the Participants and a description of their direct or indirect interests by security holdings is contained in the definitive proxy statement on Schedule 14A filed by Saba Capital with the SEC on March 8, 2021. These documents are available free of charge from the source indicated above.